Exhibit 99.3

Description of Transactions in the Shares Effected by OFI During the Past 60 Days

The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares effected on behalf of OFI’s advisory clients within the last 60 days, which were all ordinary brokerage transactions effected on the open market, are set forth below:

Trade Date	Transaction	Shares	Price Per Share
06/29/2015	Sale	8,540	$30.453
06/12/2015	Purchase	7,550	$32.078
06/04/2015	Sale	2,510	$27.055
06/03/2015	Sale	7,650	$26.909
05/15/2015	Purchase	3,070	$26.592
05/13/2015	Purchase	340	$26.513
05/12/2015	Sale	1,700	$26.449
05/04/2015	Purchase	4,430	$28.248